Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund

(Commission File No. 811-09455)

Good day,

We need your help so please vote now! At this time, we have no voting instruction for your Nuveen New Jersey Quality Municipal Income Fund shares and the deadline to cast your vote is quickly approaching. It’s imperative that the Board hears from all shareholders and that your shares are represented regarding this important business matter.

The Board is recommending a “FOR” vote on all proposals, which are described in detail in the proxy statement. Exercising your right to vote, regardless of the number of shares you own, is essential for the Nuveen New Jersey Quality Municipal Income Fund to achieve the participation needed to successfully conduct the meeting and avoid further adjournments.

We would be happy to assist by answering any questions about the proposals and by recording a vote over the phone. Voting by telephone is the quickest way to participate and ensures that you receive printed confirmation that your vote has been submitted. You WILL NOT be asked for any confidential information and your call will be recorded for your protection.

PLEASE VOTE NOW BY CALLING
Number: <<Toll Free Number>>
Hours: Weekdays - 9:00am until 11:00pm and Saturdays - Noon to 6:00pm ET
Reference Number: <<GS Number>>

The shareholder meeting is scheduled to be held on Thursday, March 19, 2026, so call us now to ensure that your vote is recorded!

Best Regards,

<<Supervisor>>
<<GS Number>>
Computershare
<<Toll Free Number>>
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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